

February 10, 2014

Via E-Mail
Tony Liu
Chairman and Chief Executive Officer
American Oriental Bioengineering, Inc.
1 Liangshuihe First Avenue
Beijing Economic and Technology Development Area, E-Town
Beijing, 100176 PRC

> **Re:** **American Oriental Bioengineering, Inc.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed February 3, 2014**
> **File No. 005-61781**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 3, 2014**
> **File No. 001-32569**

Dear Mr. Liu:

We have reviewed your filings and have the following comments.

Preliminary Proxy Statement on Schedule 14A

1. We note that you have set a record date of February 14, 2014 for purposes of voting on your proposal at the special meeting. Please confirm how the Company complied with Rule 14a-13(a)(3) under the Securities Exchange Act of 1934.

2. Please revise your filing to include the information required by Item 13(a) of Schedule 14A. Alternatively, please confirm that the report(s) containing such information and incorporated by reference will be delivered to stockholders with the proxy statement, and revise the last page of your proxy statement in accordance with Item 13(c)(2).

3. Please include the form of proxy as an appendix to your proxy statement, as required by Rule 14a-6(a), and mark it "preliminary copy" as provided in Rule 14a-6(e)(1).

4. We note your response to our prior comment 6. Please revise your filing to include the cash flow portions of the Company's Financial Projections in Appendix D.

Tony Liu
American Oriental Bioengineering, Inc.
February 10, 2014

You may contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3503 with any questions.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-Mail
        Tahra T. Wright, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154